SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 28, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 28, 2007

TAM will operate flights from Congonhas to Ilheus, Porto
Seguro, Salvador and Cuiaba during the holiday season

The temporary increase of Congonhas' operating limit to 1,500 km will allow the company to serve these destinations

São Paulo, November 28, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) will operate flights linking Congonhas Airport in Sao Paulo to the cities of Ilheus, Porto Seguro, Salvador and Cuiaba during the period of December 1 to March 15, 2008. The operation of these flights is within the new limit of 1,500 km authorized for flights from Congonhas during the end-of-year holiday season, in accordance with Resolution No. 21 of CONAC (Brazilian Civil Aviation Council), dated November 8, 2007. With these flights, TAM hopes to cater to the growing demand from passengers wishing to travel during this period.

From December 1, TAM will begin operating two flights leaving Congonhas for Salvador. Flight JJ 3602 will leave at 11:45 a.m.* and arrive in Salvador at 2:05 p.m.*, Monday through Friday. Flight JJ 3600 will takeoff from Congonhas daily at 10:10 p.m.*, landing in Salvador at 12:25 a.m.* The return from Salvador to Congonhas will be by flights JJ 3601 (daily) and JJ 3603 (Monday through Friday), leaving at 6:05 a.m.* and 3:00 p.m.*, respectively.

The route between Congonhas and Ilheus will be operated by JJ 3660, leaving Sao Paulo at 9:00 a.m.* and arriving at its destination at 11:05 a.m.* The return flight, JJ 3661, will takeoff from Ilheus at 6:40 p.m.* and land in Congonhas at 8:51 p.m.* The two flights will be daily.

The connection between Congonhas and Porto Seguro will be operated on flight JJ 3662, leaving Sao Paulo daily at 1:30 p.m.* and arriving at its destination at 3:30 p.m.* The return flight, JJ 3663, will takeoff from Porto Seguro at 2:15 p.m.* and will arrive in Congonhas at 4:15 p.m.*

The company will also recommence direct flights between Congonhas and Cuiaba during the end-of-year holiday season. Flight JJ 3800 will leave Sao Paulo at 9:57 p.m.* and land in Cuiaba at 12:05 a.m.*, Sunday through Friday. The return will be operated by flight JJ 3801, leaving Cuiaba at 4:55 a.m.* and arriving in Congonhas at 7:02 a.m.*, Monday through Saturday.

TAM will also operate flights between the cities of Ilheus, Porto Seguro, Salvador and Joao Pessoa, to cater to the end-of-year demand.

* Times are expressed in local Brasilia time and are subject to minor adjustments due to the reorganization of the slots at Congonhas Airport.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 46,6% domestic market share and 71,2% international market share at the end of October 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.